Mail Stop 4561

November 17, 2008

VIA MAIL and FAX (011) (852) 2890-9484

Ms. Darrie Lam
Chief Financial Officer
Physical Property Holdings Inc.
23/F AIA Tower,
No. 183 Electric Road, North Point
Hong Kong

       **Re:**    **Physical Property Holdings Inc.**
              **Form 10-K for the year ended December 31, 2007**
              **Filed on April 14, 2008**
              **File No. 000-26573**

Dear Ms. Darrie Lam:

       We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Cicely LaMothe
Branch Chief